Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Filer: Trubion Pharmaceuticals, Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward-Looking Statements
This communication contains certain forward-looking statements, including the anticipated closing date of the proposed merger between Trubion and Emergent, that involve known and unknown risks, delays, uncertainties and other factors not under the control of Trubion. Such risk factors include the risk that the acquisition of Trubion by Emergent may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the risk that one or more the milestones that would give rise to CVR payments is not achieved; and other risks that are discussed in Trubion’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.
Additional Information and Where to Find It
This communication is being made in connection with the Merger among Emergent, Trubion and certain of Emergent’s direct and indirect wholly-owned subsidiaries. Emergent has filed with the SEC a registration statement on Form S-4, which contains a prospectus relating to the securities Emergent intends to issue in the proposed Merger. Trubion has filed a definitive proxy statement in connection with the proposed Merger and mailed the definitive proxy statement and other relevant documents to Trubion’s stockholders. Stockholders of Emergent and Trubion and other interested persons are advised to read the registration statement and definitive proxy statement, and amendments thereto because these documents contain important information about Trubion, Emergent and the proposed Merger. The definitive proxy statement was mailed on or about September 27, 2010 to Trubion stockholders of record on September 21, 2010. Stockholders may obtain a copy of the documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Boulevard, Suite 400, Rockville, Maryland 20850, or Trubion Pharmaceuticals, Inc., Attention: Investor Relations, 2401 4th Avenue, Suite 1050, Seattle, Washington, 98121.
Participants in Solicitation
Emergent, Trubion and their respective directors and officers may be deemed participants in the solicitation of proxies from Trubion’s stockholders. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement for its 2010 annual meeting of stockholders and its 2009 annual report on Form 10-K, which were filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Information regarding Trubion’s directors and officers is available in Trubion’s proxy statement for its 2010 annual meeting of stockholders and its 2009 annual report on Form 10-K, which were filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Information regarding Trubion’s directors and officers is also contained in Trubion’s definitive proxy statement in connection with the Merger which is available at the SEC’s website. Emergent’s and Trubion’s stockholders may obtain additional information about the interests of Trubion’s directors and officers in the Merger by reading Trubion’s definitive proxy statement.
The following communication was delivered to Trubion common stock option holders on October 4, 2010.

DISCLAIMER: The Company is not acting and cannot act as your tax advisor. This memo is for general information only and does not constitute legal and/or tax advice. In addition, this memo does not address state or foreign tax issues, or issues relating to alternative minimum tax. In addition, under tax laws, there is uncertainty as to some of the information in this memo. Stockholders and/or option holders may not rely on this as indicating the tax treatment that would apply to them. You are urged to consult your tax advisor to determine the tax consequences that apply to you.
October 4, 2010
To: Trubion Optionees
     Re: Exercise of Options / Election to Have Options “Cashed Out”
     Trubion Pharmaceuticals, Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated August 12, 2010 (the “Merger Agreement”) as amended, with Emergent BioSolutions Inc. (“Emergent”) providing for the acquisition of the Company by a subsidiary of Emergent (the "Merger”). Shareholders will receive for each share of Company stock $1.365 per share in cash; 0.1641 of a share of Emergent common stock; and one Contingent Value Right (“CVR”), which entitles its holder to receive additional cash in certain circumstances. All outstanding Trubion stock options will immediately vest and will be canceled at the effective time of the merger. Stock options with a per share exercise price of $4.55 (the “Closing Payment”) or above will be canceled and extinguished. Holders of stock options with a per share exercise price below $4.55 that are unexercised as of the closing of the Merger will receive, for each share of Trubion common stock subject to such option, a cash payment equal to the difference between $4.55 and the exercise price of the option, less applicable taxes, and one CVR. The CVRs provide each holder entitled to receive them the right to receive a pro rata share of an aggregate of up to $38.75 million in cash based on the achievement of predefined milestones over a 36-month period following the effective time of the merger (the “CVR Payment”). A description of the Merger and the CVRs can be found in the Company’s proxy statement/prospectus filed with the SEC on September 23, 2010 and first mailed to the Company stockholders on September 27, 2010, a copy of which can be found at http://sec.gov/Archives/edgar/data/1367644/000095012310088546/w79776b3e424b3.htm.
     It is currently anticipated that the Merger will be completed as early as October 28, 2010 (the date of completion being the “Effective Time”). There are, however, conditions to the completion of the Merger and there is no guarantee that the Merger will be completed at that time, if at all. In addition, there is no guarantee that you will receive any CVR Payments.

I.	Acceleration of Option Vesting and Exercise Schedule. In connection with the Merger, the vesting of all stock options granted by the Company will be accelerated, effective immediately prior to the Effective Time. In other words, your option will become fully vested at the Effective Time.

II.	Choices Relating to Your Stock Options. You have two choices regarding how your vested options to purchase Company common stock will be treated in the Merger: (1) you may exercise your options before the closing of the Merger or (2) you may do nothing and, if you hold options with a per share exercise price of $4.55 or below, get “cashed out” upon the closing of the Merger. Each choice is described below. Each choice has tax consequences, which are briefly discussed below in the section entitled “Tax Consequences.” You are urged, however, to consult your tax advisor to determine the tax consequences that apply to you. Your unvested options that are being accelerated upon the closing of the Merger will get “cashed out” and cannot be exercised.
a. Exercise. You may exercise your vested options in any manner currently permitted by your option agreement or by the methods communicated to you previously by the Company, including any broker-assisted or same-day-sales programs applicable for such options1. Alternatively, you may exercise your vested options by delivering a check, and a duly completed notice of exercise attached hereto as Exhibit A, to Christy Faull at the Company by 5:00 p.m. PDT on Friday October 22, 2010. If you do so, you will become a stockholder of the Company upon exercise of your option. As a result of the Merger, you will receive, for each share of Company common stock that is issued on exercise of your option (i) $1.365 per share in cash, (ii) 0.1641 of a share of Emergent common stock and (iii) one CVR entitling you to receive any CVR Payments (if such payments are made).
To exercise your vested options, follow the instructions the Company previously provided you with respect to exercising your options through the available Company exercise programs, or complete the Notice of Exercise attached as Exhibits A, and return it to Christy Faull at the Company, together with check for the exercise price of the shares you are purchasing, no later than 5:00 p.m. PDT on Friday October 22, 2010. If you do not return this Notice of Exercise and your check by October 22, 2010, your options will be cashed out in the Merger.
b. Election to Have Options With a Per Share Exercise Price Below $4.55 “Cashed Out” in the Merger.
i. As an alternative to exercising your options, the Merger Agreement provides that if you do not exercise your options with a per share exercise price below $4.55, they will be “cashed out” upon the closing of the Merger. Rather than exercising or delivering a payment of the exercise price, an amount equal to the exercise price will be deducted from the amount you would otherwise have received as a stockholder of the Company upon

[1]	Using certain cashless or net exercise methods or paying the exercise price with previously exercised ISOs that have not been held for the requisite holding periods could result in a disqualifying disposition for a portion of your ISOs. Please consult your tax advisor for additional information.

consummation of the Merger (so that rather than being paid the full Closing Payment, you will be paid that amount minus the aggregate exercise price of your stock options and you will also receive a CVR). You do not have to take any action in order to have your shares cashed out – it will occur automatically if you do not exercise your option.
ii. If your exercise price is greater than or equal to $4.55 (a “Negative Value Option”), you will not be cashed out and your Negative Value Option will be cancelled upon the Merger for no consideration.
III.	Tax Consequences
a. Tax Consequences of Exercising Your Option.
i. ISOs. If you hold an incentive stock option (“ISO”) and exercise your ISO prior to the Merger, the tax treatment to you will depend on whether the Merger qualifies as a tax-free reorganization under Section 368(a) of the Code. While the Merger is intended to qualify as a tax-free reorganization, there can be no assurance that it will so qualify due to possible variation in the value of Emergent stock before closing, and certain Federal income tax issues discussed in the proxy statement / prospectus under the heading “Material United States Federal Income Tax Consequences of the Merger—Exchange of Trubion Common Stock for Emergent BioSolutions Common Stock, Cash, and CVRs.” If the Merger qualifies as a tax-free reorganization, you will not be taxable on the exchange of a share of Company common stock for Emergent stock in the Merger. However, to the extent a share of Company common stock is exchanged for cash, it appears the difference between the exercise price per share of your option and the fair market value of the share of Company stock exchanged for cash on the date of exercise will be treated as income to you, and you will be taxed at ordinary income tax rates on this amount. On the other hand, if you exercise an ISO prior to the Merger and the Merger fails to qualify as a tax-free reorganization, you will be taxed at ordinary income tax rates on all shares of Company common stock exchanged in the Merger in an amount equal to the difference between the exercise price per share of your option and the fair market value of the share of Company stock on the date of exercise. You will not be subject to any employee-related withholding for federal income taxes, FICA, Medicare or other employment taxes at the time of exercise, or at any later time, but you will be required to report this income and make estimated tax payments for this amount. In addition, you will also be subject to income tax (but not FICA, Medicare or other employment taxes), at ordinary income tax rates, for any CVR Payments you receive in the future, at the time you receive such payments.
The foregoing assumes that this transaction is treated as an “open transaction” by the IRS. It is possible that the IRS could take the position that the transaction is a “closed transaction.” In that case, you would be required to pay tax, in 2010, not only on the Closing Payment but also on the present value of the CVR Payments. Put another way, the contingent value of the CVRs would be taken into account for purposes of determining your taxable income, even though those payments may never be received. Under the “closed transaction” approach, there is no direct authority with respect to the tax treatment of holding and receiving payments with respect to property similar to CVRs. It is possible that payments received with respect to a CVR, up to the amount of the holder’s basis in the CVR, may be treated as a non-taxable return of capital, with any amount in excess of basis treated as gain from the disposition of the CVR. Additionally, a portion of any payment received with respect to a CVR may constitute imputed interest and therefore be taxed as ordinary income. If not treated as described above, payments with respect to a CVR may be treated as either payments with respect to the sale of a capital asset, including an option or debt instrument, or as ordinary income.
Only the first $100,000 of options that first become exercisable in any one year (including options that become exercisable as a result of acceleration of vesting in the Merger), based on the fair market value of a share of the Company common stock at the date of grant (which the Company believes is equal to the exercise price), will be eligible for ISO treatment. The balance will be treated as non-qualified stock options, the taxation of which is described below. The acceleration of the exercisability of your options may cause a portion of the ISOs you hold to lose their status as ISOs. If you have previously exercised an ISO, please consult with your tax advisor for the tax treatment of such ISO.
ii. NQSOs. If you hold a non-qualified stock option (“NQSO”) and exercise your option prior to the Effective Time of the Merger, the difference between the exercise price per share of your option and the fair market value of a share of Company stock on the date of exercise will be treated as income to you and you will be taxed at ordinary income tax rates on this amount. If you are a current employee of the Company, you will be subject to income tax withholding, and withholding for FICA and Medicare and other employment taxes, on the difference between the exercise price per share of your option and the Closing Payment and on any CVR Payments (the withholding rate for FICA is 6.2% of the first $106,800 per year of compensation and the withholding rate for Medicare is 1.45% of compensation)2. Directors, consultants and other option holders who are not employees of the Company will not be subject to withholding but be subject to estimated taxes and self-employment taxes. In addition, you will also be subject to income tax, FICA, Medicare or other employment taxes for any CVR Payments you receive in the future, at the time you receive such payments. After you exercise your NQSO, you will become a Company stockholder and will have the same tax consequences as other Company stockholders in the Merger. Please see your tax advisor for additional information.

[2]	If the “closed transaction” approach is applied, then the income tax withholding, and FICA, Medicare and other employment taxes will only apply to the fair value of the CVR Payments that is taxed for 2010, and will not apply to subsequent payments.

b. Tax Consequences of Having Your Options “Cashed Out". If you hold an ISO or an NQSO and elect to have your options “cashed out” in the Merger, you will be taxed at ordinary income tax rates on the difference between the exercise price per share of your option and the Closing Payment. In addition, you will also be subject to tax, at ordinary income tax rates, for any CVR Payments you receive in the future. All the amounts received from the CVR Payments in the “cashed out” situation will be treated as compensation. The future payments will be subject to income tax withholding and FICA and Medicare tax withholding as well. The foregoing assumes that this transaction is treated as an “open transaction” by the IRS.
c. We have assumed in all cases that the CVR Payments will be made in compliance with Section 409A of the Internal Revenue Code of 1986, as amended.
IV. Information about the Merger Agreement and the Terms of the Merger.
     The terms and conditions of the Merger and the Merger Agreement are very complex. More information can be found in the Company’s proxy statement/prospectus filed with the SEC on September 23, 2010, a copy of which can be found at http://sec.gov/Archives/edgar/data/1367644/000095012310088546/w79776b3e424b3.htm.
DISCLAIMER: The Company is not acting and cannot act as your tax advisor. This memo is for general information only and does not constitute legal and/or tax advice. This memo does not address state or foreign tax issues, or issues relating to alternative minimum tax. In addition, under tax laws, there is uncertainty as to some of the information in this memo. Stockholders and/or option holders may not rely on this as indicating the tax treatment that would apply to them. You are urged to consult your tax advisor to determine the tax consequences that apply to you.
IRS CIRCULAR 230 DISCLOSURE: To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter.

EXHIBIT A
EXERCISE NOTICE
TRUBION PHARMACEUTICALS, INC.
2401 4TH Ave., Suite 1050
Seattle, Washington 98121
Attention: Stock Plan Administrator
     Exercise of Option. Effective as of today, October ____, 2010, the undersigned (“Optionee”) hereby elects to exercise Optionee’s option to purchase ___________ shares of the Common Stock (the “Shares”) of Trubion Pharmaceuticals, Inc. (the “Company”) under and pursuant to (please check one):
     ☐ the Genecraft 2002 Stock Plan (hereinafter, the “Plan”)
     ☐ the Genecraft 2002 Equity Incentive Plan (hereinafter, the “Plan”)
     ☐ the Company 2006 Equity Incentive Plan (hereinafter, the “Plan”)
     and the Stock Option Agreement dated________________ , 20____ (the “Option Agreement”).
     Delivery of Payment. Optionee herewith delivers to the Company the full purchase price of the Shares, as set forth in the Option Agreement, and any and all applicable withholding taxes due in connection with the exercise of the Option.
     Delivery of Shares to Optionee. If Optionee wishes to have the shares purchased via this Exercise Notice electronically transferred into a brokerage account, Optionee shall complete Exhibit A.1 to this Exercise Notice, incorporated herein by this reference. If an Exhibit A.1 is not submitted with this Notice it shall be assumed that Optionee wishes to have a stock certificate produced and mailed to him or her.
     Representations of Optionee. Optionee acknowledges that Optionee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.
     Rights as Shareholder. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Shares shall be issued to the Optionee as soon as practicable after the Option is exercised in accordance with the Option Agreement. No adjustment shall be made for a dividend or other right for which the record date is prior to the date of issuance except as provided in the Plan.
     Tax Consultation. Optionee understands that Optionee may suffer adverse tax consequences as a result of Optionee’s purchase or disposition of the Shares. Optionee represents that Optionee has consulted with any tax consultants Optionee deems advisable in connection with the purchase or disposition of the Shares and that Optionee is not relying on the Company for any tax advice.
     Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this Exercise Notice shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon Optionee and his or her heirs, executors, administrators, successors and assigns.
     Interpretation. Any dispute regarding the interpretation of this Exercise Notice shall be submitted by Optionee or by the Company forthwith to the Administrator which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Administrator shall be final and binding on all parties.
     Governing Law; Severability. This Exercise Notice is governed by the internal substantive laws but not the choice of law rules, of the State of Washington. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, the Option Agreement will continue in full force and effect.
     Entire Agreement. The Plan and Option Agreement are incorporated herein by reference. This Exercise Notice, the Plan, the Option Agreement and the Investment Representation Statement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee’s interest except by means of a writing signed by the Company and Optionee.

Submitted by:	Accepted by:

OPTIONEE	TRUBION PHARMACEUTICALS, INC.

Signature	By

Print Name	Title

Address:	Address:

2401 4TH Ave., Suite 1050

Seattle, Washington 98121

Date Received

Exhibit A.1

Optionee:

Broker’s DTC Number:

Ref. or ID #:

Broker Entity:

Individual Broker Name:

Phone:

Facsimile: